UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from        to

Commission File Number: 000-18592

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, UT 84095

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Merit Medical Systems, Inc. 401(k) Profit Sharing Plan
South Jordan, Utah

We have audited the accompanying statements of net assets available for benefits of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 27, 2014

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Cash	$1,515	$79,213

Investments - at fair value	69,751,463	57,514,790
Receivables:
Notes receivable from participants	2,349,001	2,333,389
Employer contributions	—	83,418
Participant contributions	—	162,371

Total receivables	2,349,001	2,579,178

Total assets	72,101,979	60,173,181

LIABILITIES:
Accounts payable	30,053	58,951

Total liabilities	30,053	58,951

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	72,071,926	60,114,230
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR COMMON COLLECTIVE TRUST	(13,449)	(27,698)

NET ASSETS AVAILABLE FOR BENEFITS	$72,058,477	$60,086,532

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

CONTRIBUTIONS:
Employer contributions	$388,513
Participant contributions	4,545,059
Rollover contributions	1,119,758

Total contributions	6,053,330

INVESTMENT INCOME:
Net appreciation in fair value of investments	8,778,857
Interest and dividends	7,554

Net investment income	8,786,411

Interest income on notes receivable from participants	90,789

DEDUCTIONS:
Benefits paid to participants	(2,885,042)
Administrative expenses	(73,543)

Total deductions	(2,958,585)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	11,971,945

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	60,086,532

End of year	$72,058,477

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1. DESCRIPTION OF THE PLAN

The following description of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all employees who have completed 90 days of service for Merit Medical Systems, Inc. (the “Company”). The Plan is administered by a trustee who has been appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions — Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Company contributes, on a discretionary basis, 75% of the first 2%, and 25% of the next 3% of base compensation that a participant contributes to the Plan. The Company suspended employer matching contributions to the Plan in March 2013, but reinstated matching contributions in January 2014.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year of credited service and is 100% vested after five years of credited service.

Notes Receivable from Participants — Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — At December 31, 2013 and 2012, forfeited non-vested accounts totaled $40,492 and $38,341, respectively. These accounts may be used to reduce future employer contributions or to pay administrative expenses. During the year ended December 31, 2013, forfeited non-vested accounts totaling $40,492 were used to reduce the Company's employer contributions.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company as provided in the Plan document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, common stock, a common collective trust, self-directed brokerage accounts, and interest-bearing cash funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Benefit-Responsive Investment Contracts — As described in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 962, Plan Accounting—Defined Contribution Pension Plans, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in investment contracts through a collective trust in the Morley Stable Value (“MSV”) Fund. As required under ASC 962, the statements of net assets available for benefits presents the investment in the collective trust at fair value with an offsetting adjustment which, when netted against the fair value, will equal contract value. The weighted average yield of the underlying investments in the MSV Fund for the year ended December 31, 2013, was 1.27%.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of former participants who elected to withdraw from the Plan but had not been paid at December 31, 2013 and 2012.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of IRC limits. There were no excess contributions payable at December 31, 2013 and 2012.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the plan year. Interest-bearing cash funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The underlying investments within self-directed brokerage accounts are valued at quoted market prices. The common collective trust is stated at fair value and then adjusted to contract value as described above. Fair value of the common collective trust is the net asset value of its underlying investments, and contract value is principal plus accrued interest. The trust invests primarily in a variety of high quality stable value investment contracts (the performance of which may be predicted on underlying fixed income securities), as well as cash and cash equivalents. Redemption is generally permitted daily. Individual participant redemptions for benefit payments and redemptions by participants to reinvest in options that do not compete with the common collective trust are generally permitted without restriction. Were the Plan to initiate a full redemption of the common collective trust, a twelve-month advance written notice is required. The Plan is permitted to redeem investment units at the net asset value on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds and the common collective trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from plan participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

3. FAIR VALUE MEASUREMENTS

The fair values of investments are classified based on the lowest level of any input that is significant to the fair value measurement. The Plan used the following methods to determine fair value for purposes of the accompanying financial statements:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access on the report date.

Level 2 — Inputs (financial matrices, models, valuation techniques), other than quoted market prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs (such as professional appraisals, quoted prices from inactive markets that require adjustment based on significant assumptions or data that is not current, data from independent sources) that are unobservable for the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan's policy is to recognize significant transfers between levels at the actual date of the event.

The following table provides the amounts and their corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2013:

Description	Level 1	Level 2	Level 3	Total

Interest bearing cash	$4,017,223	$—	$—	$4,017,223
Mutual funds:
Mid Cap Value	4,770,042			4,770,042
Small Cap Growth Funds	4,513,860			4,513,860
Intermediate Investments Grade	4,449,893			4,449,893
Large Growth	3,485,793			3,485,793
Multi-Sector Income Funds	3,239,174			3,239,174
Large Cap Core Funds	3,201,304			3,201,304
International Large-Cap Growth	2,670,623			2,670,623
S&P 500 Index Objective Funds	2,394,840			2,394,840
Large-Cap Value Funds	2,076,295			2,076,295
Real Estate Funds	1,890,319			1,890,319
Global Natural Resources Funds	1,789,620			1,789,620
Pacific Ex Japan Funds	1,730,928			1,730,928
SmallCap Core Funds	1,587,425			1,587,425
Emerging Markets Funds	1,352,877			1,352,877
Treasury Inflated Protected Securities	1,095,327			1,095,327
International Small/Mid Cap	972,911			972,911
Gold Oriented Funds	920,993			920,993
International Multi-Cap Value	759,410			759,410
Mid-Cap Core Funds	699,378			699,378
International Multi-Cap Growth	616,244			616,244
Science /Technology Funds	462,094			462,094
Small Cap Index (Vanguard)	158,296			158,296
FTSE Developed International Index	20,305			20,305
FTSE Emerging Index - Vanguard	1,386			1,386
Common collective trust		2,428,375		2,428,375
Self-directed brokerage accounts:
Interest bearing cash	474,382			474,382
Merit Medical Systems, Inc. common stock *	561,559			561,559
Equity securities (primarily common stock)	2,128,306			2,128,306
Other	425,787			425,787
Merit Medical Systems, Inc. common stock *	14,856,494			14,856,494
Investments — at fair value	$67,323,088	$2,428,375	$—	$69,751,463
* Represents a party-in-interest to the Plan.

The following table provides the amounts and their corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total

Interest bearing cash	$2,903,152	$—	$—	$2,903,152
Mutual funds:
Intermediate Investments Grade	4,751,136			4,751,136
Multi-Sector Income Funds	2,783,667			2,783,667
Large-Cap Growth Funds	2,730,945			2,730,945
Small-Cap Growth Funds	2,235,988			2,235,988
International Large-Cap Growth	2,168,165			2,168,165
International Multi-Cap Growth	2,092,744			2,092,744
Emerging Markets Funds	2,011,012			2,011,012
Treasury Inflated Protected Securities	1,959,521			1,959,521
Small-Cap Core Funds	1,735,519			1,735,519
Large-Cap Core Funds	1,726,109			1,726,109
Real Estate Funds	1,617,763			1,617,763
Large-Cap Value Funds	1,551,959			1,551,959
S&P 500 Index Objective Funds	1,523,469			1,523,469
Global Natural Resources Funds	1,518,534			1,518,534
Pacific Ex Japan Funds	1,467,617			1,467,617
Multi-Cap Core Funds	1,031,871			1,031,871
Gold Oriented Funds	851,712			851,712
Mid-Cap Core Funds	546,759			546,759
International Multi-Cap Core	501,287			501,287
Global Science / Technology Funds	256,408			256,408
Mid-Cap Value Funds	246,424			246,424
Common collective trust		1,475,633		1,475,633
Self-directed brokerage accounts:
Interest bearing cash	729,093			729,093
Merit Medical Systems, Inc. common stock *	758,303			758,303
Equity securities (primarily common stock)	1,094,306			1,094,306
Other	471,512			471,512
Merit Medical Systems, Inc. common stock *	14,774,182			14,774,182
Investments — at fair value	$56,039,157	$1,475,633	$—	$57,514,790

* Represents a party-in-interest to the Plan.

For the years ended December 31, 2013 and 2012, there were no transfers in or out of Levels 1, 2 or 3.

4. INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits were as follows as of December 31, 2013 and 2012:

	2013	2012
Merit Medical Systems, Inc. common stock, 979,546 and 1,117,445 shares, respectively *	$15,418,053	$15,532,485
PIMCO Total Return; Administrative Class Shares, 416,267 and 422,699 shares, respectively	4,449,893	4,751,136
Fidelity Money Market	3,962,426

* Represents a party-in-interest to the Plan.

During the year ended December 31, 2013, the Plan’s common stock and mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Merit Medical Systems, Inc. common stock	2,221,925
Mutual funds:
Small Cap Growth Funds	1,184,102
Large Growth	1,005,235
Large Cap Core Funds	754,713
Mid Cap Value	639,325
S&P 500 Index Objective Funds	531,102
Large-Cap Value Funds	471,288
International Large-Cap Growth	439,879
SmallCap Core Funds	406,900
International Multi-Cap Growth	180,590
Multi-Cap Core Funds	175,091
International Small/Mid Cap	166,178
International Multi-Cap Value	154,484
Pacific Ex Japan Funds	142,596
Science /Technology Funds	128,195
Multi-Sector Income Funds	87,094
Mid-Cap Core Funds	85,654
Real Estate Funds	51,120
Emerging Markets Funds	48,939
Small Cap Index (Vanguard)	10,501
FTSE Developed International Index	184
FTSE Emerging Index - Vanguard	(40)
Global Natural Resources Funds	(15,222)
Treasury Inflated Protected Securities	(63,330)
Intermediate Investments Grade	(88,720)
Gold Oriented Funds	(507,161)
Self-Directed Brokerage Account	497,660
Common collective trust	70,575
Net appreciation in fair value of investments	$8,778,857

5.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2013 and 2012, the Plan held 943,869 and 1,062,891 shares, respectively, of the Company’s common stock, with a fair value of $14,856,494 and $14,774,182, respectively.

At December 31, 2013 and 2012, there were also 35,677 and 54,554 shares of the Company’s common stock with a fair value of $561,559 and $758,303, respectively, held by the Plan within self-directed brokerage accounts.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. The Company also has the right to discontinue its contributions at any time. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated October 19, 2011, that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the Department of Labor ("DOL"). The Plan is subject to routine audits by taxing jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012:

	2013	2012
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$72,058,477	$60,086,532
Adjustment from contract value to fair value for common collective trust	13,449	27,698
Net assets available for benefits per Form 5500	$72,071,926	$60,114,230

For the year ended December 31, 2013, the following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Statement of changes in net assets available for benefits:
Increase in net assets available for benefits per the financial statements	$11,971,945
Adjustment from contract value to fair value for common collective trust	(14,249)
Increase in net assets available for benefits per Form 5500	$11,957,696

SUPPLEMENTAL SCHEDULE

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
EMPLOYER ID NO: 87-0447695
PLAN NO: 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	AM Century Inflation Adjusted Bond Fund IV	Registered Investment Company	**	154,533
	American Century Short Dur Inflation Protection Bond	Registered Investment Company	**	940,794
	Artisan International; Investor Shares	Registered Investment Company	**	1,053,275
	Artisan Mid Cap Fund	Registered Investment Company	**	2,190,372
	Cohen & Steers Realty Shares	Registered Investment Company	**	1,890,319
	Dreyfus Midcap Index Fund	Registered Investment Company	**	531,485
	Federated Strategic Value	Registered Investment Company	**	616,244
	Fidelity Cash Reserves	Registered Investment Company	**	46,805
	Fidelity FMMT Retirement Money Mkt	Registered Investment Company	**	7,992
	Fidelity Money Mkt	Registered Investment Company	**	3,962,426
	Grandeur Peak International Opportunities	Registered Investment Company	**	972,911
	Harbor International Fund; Investor Class Shares	Registered Investment Company	**	1,617,349
	JP Morgan Strategic Income Opportunity	Registered Investment Company	**	3,239,174
	JP Morgan Mid Cap Value Fund Class	Registered Investment Company	**	2,048,185
	MainStay ICAP Select Equity; Class 1 Shares	Registered Investment Company	**	2,076,295
	Matthews Asia Dividend Companies	Registered Investment Company	**	976,334
	Matthews Asia Small Companies	Registered Investment Company	**	754,593
*	Merit Medical System, Inc. common stock	Common Stock (943,869 shares)	**	14,856,494
	Morley Stable Value Fund	Common Collective Fund (97,048 units)	**	2,428,375
	Oakmark Fund; Class 1 Shares	Registered Investment Company	**	3,201,298
	Oakmark International Fund; Class 1 Shares	Registered Investment Company	**	759,410
	Openheimer Gold & Special Minerals Fund; Class A	Registered Investment Company	**	920,993
	PIMCO Total Return Fund; Administrative Class Shares	Registered Investment Company	**	4,449,893
	RS Global Natural Resources; Class A	Registered Investment Company	**	1,789,620
	RS Technology Fund; Class A Shares	Registered Investment Company	**	462,094
	Self Directed Brokerage Account	Registered Investment Company	**	3,590,033
	Fidelity Spartan 500 Index	Registered Investment Company	**	2,394,840
	T Rowe Price International Funds, Inc. Emerging Markets Stock Fund	Registered Investment Company	**	454,763
	Vangaurd Developed Markets Index	Registered Investment Company	**	20,305
	Vangaurd Emerging Markets Stock Index	Registered Investment Company	**	1,386
	Vanguard Retirement 2050 Fund	Registered Investment Company	**	6
	Vanguard Small Cap Index - Signal	Registered Investment Company	**	158,296
	Wasatch Emerging Markets Small Cap	Registered Investment Company	**	898,115
	Wasatch Small Cap Growth Fund	Registered Investment Company	**	3,134,632
	Wasatch Small Cap Value Fund	Registered Investment Company	**	1,587,425
	Wells Fargo Advantage Small Cap Value Investor	Registered Investment Company	**	699,378
	Wells Fargo Premier Largo Company Growth	Registered Investment Company	**	3,485,793
	William Blair International Growth Fund; Class N Shares	Registered Investment Company	**	1,379,228
	Total assets held for investment purposes			69,751,463

*	Notes receivable from participants	Maturing 2014 to 2023 at interest rates of 4.25% to 9.25%		2,349,001
	Adjustment from fair value to contract value for common collective trust			(13,449)
	Total			$72,087,015

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Merit Medical Systems, Inc. 401(k) Plan Administration and Investment Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merit Medical Systems, Inc
401(k) Profit Sharing Plan

Date: June 27, 2014	/s/ Kent W. Stanger

Kent W. Stanger
Member, 401 (k) Plan Administration and
Investment Committee

EXHIBIT INDEX

Exhibit
Number                    Description

23.1        Consent of Independent Registered Public Accounting Firm